HANCOCK JAFFE LABORATORIES, INC.

70 Doppler

Irvine, California 92618

June 10, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Financial Services

100 F Street, N.E.

Mail Stop 4628

Washington, DC 20549

Attn: Tom Jones

Re:	Hancock Jaffe Laboratories, Inc.
Registration Statement on Form S-1
Filed June 7, 2019
File No. 333-232035

Dear Mr. Jones:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hancock Jaffe Laboratories, Inc., hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. EST on Tuesday, June 11, 2019, or as soon as thereafter practicable.

Very truly yours,

/s/ Robert A. Berman
Robert A. Berman
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP